AECOM 300 South Grand Avenue, 9th Floor Los Angeles, CA 90071 www.aecom.com	213.593.8000 tel 213.593.8178 fax

April 20, 2021

VIA EDGAR

Ms. Aamira Chaudhry and Mr. Doug Jones

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	AECOM
Form 10-K for Fiscal Year Ended September 30, 2020
Filed November 19, 2020
Form 10-Q for Fiscal Quarter Ended December 31, 2020
Filed February 10, 2021
Form 8-K
Filed February 8, 2021
File No. 0-52423

Dear Ms. Aamira Chaudhry and Mr. Doug Jones:

This letter is in response to the comment letter, dated April 7, 2021, of the Staff of the Division of Corporation Finance (the “Staff”) regarding the above-referenced filings for AECOM (the “Company” or “AECOM”).  To assist your review, we have retyped the text of the Staff’s comments in bold below.

Form 10-Q for the fiscal period ended December 31, 2020

Consolidated Statements of Cash Flows, page 5

1.	Please explain to us the payment for disposal of discontinued operations of $90.159 million in the current quarter ended within investing activities.

AECOM’s Response to Question 1

As disclosed in Note 3 of its consolidated financial statements, the Company completed the sale of its power construction business to CriticalPoint Capital, LLC (the “Buyer”) during the first quarter of fiscal 2021. Under the terms of the sale agreement, the Company made the required cash payments and delivered the cash and cash equivalents, including cash in consolidated joint ventures, on the balance sheet at closing to the Buyer. As a result, the Company recorded the net cash movement of the sale as a use of cash in the investing section of its statement of cash flows consistent with generally accepted accounting principles in the U.S. (“GAAP”).

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash Flows, page 37

2.	In regard to your discussion of net cash of operating activities on page 38, please provide a fuller and more robust analysis of the $214.0 million change in net cash of operating activities between the current and corresponding prior year quarter ended periods. In particular, address the material underlying factors within the items cited contributing to the change. Refer to section IV.B.1 of SEC Release No. 33-8350 for guidance. Quantify variance factors cited pursuant to section 501.04 of the staff’s Codification of Financial Reporting Releases for guidance.

AECOM 300 South Grand Avenue, 9th Floor Los Angeles, CA 90071 www.aecom.com	213.593.8000 tel 213.593.8178 fax

AECOM’s Response to Question 2

The Company confirms it will provide a fuller and more robust analysis of its changes in cash flows in future filings. The Company intends to revise its future periodic disclosures in a manner consistent with the underlined below:

“Net cash provided by operating activities was $7.1 million for the three months ended December 31, 2020, compared to net cash used in operating activities of $206.9 million for the three months ended December 31, 2019. The year over year improvement in operating cash flow was partly due to sales of the Management Services business in the second quarter of fiscal 2020 and the power construction business early in the first quarter of fiscal 2021, which led to a favorable year over year impact to operating cash flow of approximately $99 million when comparing the three months ended December 31, 2020 with the prior year. The remaining increase in operating cash flow in the quarter ended December 31, 2020 compared to the prior year was attributable to improvements in working capital of approximately $22 million and an increase in earnings adjusted for non-cash items of approximately $93 million in the three months ended December 31, 2020 compared to the three months ended December 31, 2019. The sale of trade receivables to financial institutions during the three months ended December 31, 2020 provided a net benefit of $38.4 million as compared to $0.2 million during the three months ended December 31, 2019. We expect to continue to sell trade receivables in the future as long as the terms continue to remain favorable to us.”

Form 8-K Furnished February 8, 2021

Exhibit 99.1 Furnished February 8, 2021

3.	You present the non-GAAP measure “net service revenue,” which you define as revenue, net of subcontractor and other direct costs. Please explain to us (i) why it is appropriate to deduct costs from revenue to arrive at a revenue amount, (ii) what this measure is intended to represent and (iii) how this measure achieves your assertion that it provides investors with a better understanding of your operational performance.

AECOM 300 South Grand Avenue, 9th Floor Los Angeles, CA 90071 www.aecom.com	213.593.8000 tel 213.593.8178 fax

AECOM’s Response to Question 3

The Company presented the non-GAAP measure of net service revenue since its initial public offering in 2007 up until the acquisition of the URS Corporation in 2014 (the “URS Acquisition”), during which period the Company was primarily a professional services business. The URS Acquisition diversified the segments of the Company with the addition of management and construction services, and the Company ceased reporting net service revenue. With the designation of the management services and at-risk construction businesses as discontinued operations in fiscal 2020, the Company’s continuing operations were primarily professional services again similar to the Company’s operations prior to the URS Acquisition. Accordingly, the Company resumed reporting net service revenue consistent with prior practices and how investors and analysts evaluate the Company’s performance. The Company uses net service revenue in evaluating the performance of the overall business and individual business units. The Company believes investors and analysts use this measure when evaluating its performance in its industry and that this presentation is consistent with that followed by other industry peers - see Current Report on Form 8-K on February 9th, 2021 filed by Jacobs Engineering Group Inc., which includes “net revenue” where revenue is adjusted to exclude “pass through revenue” and Current Report on Form 8-K on January 27, 2021 filed by Tetra Tech, Inc, which includes “net revenue” where revenue is adjusted to exclude “subcontractor costs.”

The Company believes it is appropriate to adjust revenue for subcontractor and other direct costs to arrive at net service revenue because it presents investors with a meaningful measure of revenue generated from services that are provided by Company employees, and it provides investors with additional meaningful information of how the Company’s margins trend period to period. In the course of providing its services, the Company routinely incurs payments to subcontractors and other direct costs. Other direct costs typically consist of equipment and travel-related costs. These costs pertain to any of the Company’s contracts that utilize subcontractors or incur other direct costs as defined above. These costs are passed through to clients with no or minimal mark-up relative to the Company’s direct labor. In accordance with GAAP, subcontractor and other direct costs that we procure or manage are included in the Company’s revenue and cost of revenue. As discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations, a significant portion of the Company’s revenue relates to subcontractor and other direct costs. Because the volume of subcontractor and other direct costs can change significantly from project to project and period to period, changes in revenue may not be indicative of the Company’s level of performance and trends. Therefore, we evaluate revenue exclusive of subcontractor and other direct costs.

Closing

Please contact the undersigned at (714) 567-8559 with any questions or comments you may have regarding this letter.

Very truly yours,

/s/ Gaurav Kapoor
Gaurav Kapoor
Chief Financial Officer

cc:

W. Troy Rudd, Chief Executive Officer, AECOM

David Y. Gan, Chief Legal Officer, AECOM

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